UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G
              Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*


                    Central Sprinkler Corporation
                            Name of Issuer

                                Common Stock
                    (Title of Class of Securities)

                             155184 10 4
                             CUSIP Number





       Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
  (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                          Page 1 of 9 pages




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
   1    NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Central Sprinkler Corporation Employee Stock
             Ownership Plan (the "ESOP"), Central Sprinkler Corporation Employee Stock Ownership Plan Trust (the "ESOP Trust") and the Central Sprinkler Corporation Employee Stock Ownership Plan Trustee

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            N/A                      (a)  {  }
                                     (b)  {  }

    3   SEC USE ONLY

    4   CITIZENSHIP OR PLACE OF ORGANIZATION

               The ESOP is a defined contribution plan qualified
            under section 401(a) of the Internal Revenue Code of 1986, as amended. The ESOP Trust holds the assets of the ESOP. To the extent not preempted by the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the assets of the ESOP Trust have a situs in, and the ESOP and the ESOP Trust are construed, enforced and administered according to the laws of, the Commonwealth of Pennsylvania. The plan trustee is a committee that acts as trustee of an employee benefit plan on behalf of a Pennsylvania corporation.

                       5   SOLE VOTING POWER
                                  -0-

       NUMBER OF       6   SHARED VOTING POWER
        SHARES                    -0-
      BENEFICIALLY
        OWNED BY       7   SOLE DISPOSITIVE POWER
          EACH	                  -0-
       REPORTING
        PERSON         8   SHARED DISPOSITIVE POWER
         WITH              657,000 shares of Common Stock at December 31, 1995

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               657,000 shares of Common Stock at December 31, 1995

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

               N/A

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               17.3%

   12     TYPE OF REPORTING PERSON*

               EP

                    *SEE INSTRUCTION BEFORE FILLING OUT!

                             SCHEDULE 13G


       This Schedule 13G is filed pursuant to Rule 13d-1(b) of the Securities Exchange Act of 1934, as amended, on behalf of the Central Sprinkler Corporation Employee Stock Ownership Plan (the "ESOP"), the Central Sprinkler Corporation Employee Stock Ownership Plan Trust (the "ESOP Trust") and the ESOP Plan Trustee (the "Plan Trustee"), with respect to the shares of Common Stock, $.01 par value per share (the "Common Stock"), of Central Sprinkler Corporation, a Pennsylvania corporation (the "Company").

       Item 1.

            (a)  Name of Issuer:
                 Central Sprinkler Corporation

            (b)  Address of Issuer's Principal Executive Offices:
                 451 North Cannon Avenue
                 Lansdale, Pennsylvania  19446

       Item 2.

            (a)  Name of Persons Filing:

                 This Schedule 13G is being filed on behalf of the ESOP, the ESOP Trust and the Plan Trustee, as trustee of the ESOP Trust.

            (b)  Address of Principal Office or, if none,
                 Residence:

                 c/o Central Sprinkler Corporation
                 451 North Cannon Avenue
                 Lansdale, Pennsylvania  19446

            (c)  Citizenship:

                 The ESOP is a defined contribution plan of the Company qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. The ESOP Trust holds the assets of the ESOP. To the extent not preempted by ERISA, the ESOP assets have a situs in, and the ESOP and the ESOP Trust are construed, enforced and administered according to the laws of, the Commonwealth of Pennsylvania. Each of the three individuals that serve on the committee that is the Plan Trustee are United States citizens.



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            (d)  Title of Class of Securities:

                 Common Stock, par value $.01 per share.

            (e)  CUSIP Number:

                 155184 10 4

       Item 3.   If this statement is filed pursuant to Rule 13d-
  1(b), check whether the person filing is a:

            (a) Broker or Dealer registered under Section 15 of the Act

            (b)    Bank as defined in section 3(a)(6) of the Act

            (c) Insurance Company as defined in section 3(a)(19) of the act

            (d) Investment Company registered under section 8 of the Investment Company Act

            (e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

            (f)[X] Employee Benefit Plan, Pension Fund which is
                   subject to the provisions of the Employee
                   Retirement Income Security Act of 1974 or
                   Endowment Fund; see Sec. 240.13-1(b)(1)(ii)(F)

            (g) Parent Holding Company, in accordance with Sec. 204.13d-1(b)(1)(ii)(G) (Note: See Item 7)

            (h)    Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)


       Item 4.   Ownership.

            (a)  Amount Beneficially Owned:

                 657,000 shares of Common Stock

            (b)  Percent of Class:

                 17.3%







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            (c)  Number of Shares as to which such person has:

                 (i)   sole power to vote or to direct to vote:

                        -0-
                 (ii)  shared power to vote or to direct the vote:

                        -0-
                 (iii) sole power to dispose or to direct the
                       disposition of:

                        -0-

                 (iv) shared power to dispose or to direct the disposition of:

                       657,000 shares of Common Stock

            At December 31, 1995, a total of 780,000 shares of Common Stock were held in the ESOP Trust, consisting of 123,000 shares that have been allocated to the accounts of participants and 657,000 shares that are unallocated. All information reflects actual allocations made through December 31, 1995.

            The Plan Trustee is a committee of three members appointed by the Board of Directors. All acts by the Plan Trustee are by a majority of the committee members. Under the instruments governing the ESOP and the ESOP Trust, the Plan Trustee, as a fiduciary, is empowered to receive or direct the receipt of dividends from, and proceeds from the sale of, all shares held in the ESOP Trust for the exclusive benefit of the participants in the ESOP. The ESOP, the ESOP Trust and the Plan Trustee may be deemed to have shared dispositive power over the unallocated Common Stock held in the ESOP Trust.

            The terms of the ESOP provide for the voting rights associated with the Common Stock held by the ESOP Trust to be passed through and exercised exclusively by the participants in the ESOP to the extent that such shares are allocated to ESOP participants' accounts. Shares of Common Stock held by the ESOP Trust that have not been allocated to participants' accounts and shares of Common Stock held by the ESOP Trust that have been allocated to participants' accounts, but which have not been voted by the participants, shall be voted in accordance with the voting instructions received by the Plan Trustee with respect to the shares of Common Stock that have been allocated to participants accounts. Specifically, the Plan Trustee shall determine how the plurality of the allocated shares have been directed to vote and shall vote all of the unallocated shares and

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       unvoted allocated shares of Common Stock in accordance with the directions received with respect to the plurality of the allocated shares.

            The current members of the committee that act as the Plan Trustee are George G. Meyer, Chief Executive Officer of the Company and a director, William J. Pardue, Executive Vice President of the Company's subsidiary, Central Sprinkler Company, and Albert T. Sabol, Vice President-Finance of the Company. Pursuant to Rule 13d-4, each such member disclaims beneficial ownership of shares of Common Stock that may be deemed to be beneficially owned by the Plan Trustee or that are held by the ESOP Trust, except that each such member does not disclaim beneficial ownership of those shares in which he has beneficial ownership as a participant in the ESOP.

            At December 31, 1995, Mr. Meyer beneficially owned, in his individual capacity, 222,535 shares of Common Stock, representing approximately 5.7% of the outstanding Common Stock at that date. The number of shares beneficially owned by Mr. Meyer includes 113,125 shares that may be acquired under options that are currently exercisable and 3,402 shares allocated to his account under the ESOP. Mr. Meyer has sole voting and sole dispositive power over the shares beneficially owned by him at December 31, 1995.

            At December 31, 1995, Mr. Pardue beneficially owned, in his individual capacity, 73,786 shares of Common Stock, representing approximately 1.9% of the outstanding Common Stock at that date. The number of shares beneficially owned by Mr. Pardue includes 39,375 shares that may be acquired under options that are currently exercisable and 2,250 shares allocated to his account under the ESOP. Mr. Pardue has sole voting and sole dispositive power over the shares beneficially owned by him at December 31, 1995.

            At December 31, 1995, Mr. Sabol beneficially owned, in his individual capacity, 27,051 shares of Common Stock, representing less than 1% of the outstanding Common Stock at that date. The number of shares beneficially owned by Mr. Sabol includes 24,375 shares that may be acquired under options that are currently exercisable and 2,051 shares allocated to his account under the ESOP. Mr. Sabol has sole voting and sole dispositive power over the shares beneficially owned by him at December 31, 1995.

       Item 5.   Ownership of Five Percent or Less of a Class.

                 Not Applicable



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       Item 6.   Ownership of More Than Five Percent on Behalf of
                 Another Person.

                 Not Applicable

       Item 7.   Identification and Classification of the
                 Subsidiary Which Acquired the Security Being
                 Reported on By the Parent Holding Company.

                 Not Applicable

       Item 8. Identification and Classification of Members of the Group.

                 Not applicable

       Item 9.   Notice of Dissolution of Group.

                 Not applicable


































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       Item 10.  Certification.

                 By signing below the filing persons certify that,
            to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                              SIGNATURES

       The filing of this Schedule 13G and the statements herein shall not be construed as an admission that the filing person or any other person named herein is, for purposes of Section 13(d), 13(g), 16(a) or 16(b) under the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of the securities described herein.

       By signing below, the parties hereto hereby agree and consent, pursuant to Rule 13d-1(f)(1), to the filing of this
  Schedule 13G on behalf of each such party. Each filing person is solely responsible for the completeness and accuracy of the information concerning itself contained herein and is not responsible for the completeness or accuracy of the information concerning the other party.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  CENTRAL SPRINKLER CORPORATION      PLAN TRUSTEE,
   EMPLOYEE STOCK OWNERSHIP PLAN     CENTRAL SPRINKLER CORPORATION
                                     EMPLOYEE STOCK OWNERSHIP
                                     PLAN
  CENTRAL SPRINKLER CORPORATION
   EMPLOYEE STOCK OWNERSHIP
   PLAN TRUST

By: Plan Trustee, Central Sprinkler          By: /s/Albert T. Sabol
    Corporation Employee Stock Ownership            Albert T. Sabol
    Trust                                    Date:  April 15, 1996


  By: /s/Albert T. Sabol
         Albert T. Sabol
  Date:  April 15, 1996


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